March 7, 2019

Jeffrey W. Carr
Senior Vice President
Univar Inc.
3075 Highland Parkway, Suite 200
Downers Grove, Illinois 60515

       Re: Univar Inc.
           Post-Effective Amendment on Form S-3 to Form S-4
           Filed March 1, 2019
           File No. 333-228154

Dear Mr. Carr:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-effective amendment filed March 1, 2019

General

1. We note that Part III of your annual report on Form 10-K for the fiscal year ended
       December 31, 2018 incorporates by reference portions of your definitive proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your post-effective amendment on Form S-3 until you have amended the Form 10-
       K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure
       Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeffrey W. Carr
Univar Inc.
March 7, 2019
Page 2

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any questions.



                                                          Sincerely,
FirstName LastNameJeffrey W. Carr
                                                          Division of
Corporation Finance
Comapany NameUnivar Inc.
                                                          Office of
Manufacturing and
March 7, 2019 Page 2                                      Construction
FirstName LastName